Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

October 21, 2015

Via EDGAR

Tiffany Piland Posil

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Schedule TO-T/A filed by Sprott Asset Management LP, et al.

Filed October 13, 2015

File No. 005-87886

Dear Ms. Posil:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (“PHYS” and, collectively, “Sprott”), who commenced an offer (the “Gold Offer”) to purchase all of the issued and outstanding units of Central GoldTrust, in exchange for units of PHYS, we hereby convey the following response to the comment letter dated October 20, 2015 of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Notice of Extension and Variation filed by Sprott in connection with the Gold Offer. For ease of reference, the Staff’s comment is printed below in italics and is followed by Sprott’s response.

We note the supplemental disclosure regarding the tax treatment of the distribution of the Bonus Consideration to GTU Unitholders for Canadian income tax purposes. Please advise us what consideration was given to providing supplemental disclosure regarding the tax treatment of the distribution of the Bonus Consideration to GTU Unitholders for U.S. federal income tax purposes. See Item 1004(a)(1)(xii) of Regulation M-A..

Response to Comment:  Sprott fully considered the tax treatment of the distribution of the Bonus Consideration to GTU Unitholders for U.S. income tax purposes.  Unlike the Canadian tax consequences, the U.S. federal income tax consequences do not change as a result of the distribution of the Bonus Consideration, and therefore Sprott concluded that no changes or additions to the existing U.S. tax disclosure were needed.

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed the Notice of Extension and Variation mentioned above under Form F-10/A on October 13, 2015 (File No. 333-204467). The foregoing response applies to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings		/s/ Edwin S. Maynard
Christopher J. Cummings		Edwin S. Maynard

cc:	Arthur Einav
Sprott Inc.

Kirstin H. McTaggart
Sprott Asset Management LP

John J. Ciardullo and John R. Laffin
Stikeman Elliott LLP